UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010.	Commission File Number 001-33439
CROSSHAIR EXPLORATION & MINING CORP.

(Translation of registrant’s name into English)

Suite 1240, 1140 West Pender St., Vancouver, B.C.  Canada  V6E 4G1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

EXHIBIT INDEX

Exhibit	Description of Exhibit
99-1	Material Document to Material Change Report filed under Form 6-K dated November 26, 2010. -Agency Agreement
99-2	Material Document to Material Change Report filed under Form 6-K dated November 26, 2010. -Subscription Receipt Agreement
99-3	Material Document to Material Change Report filed under Form 6-K dated November 26, 2010. -Warrant Indenture

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CROSSHAIR EXPLORATION & MINING CORP.
By:
/s/ Sheila Paine
Sheila Paine
Date: November 29, 2010		Corporate Secretary